Exhibit (a)(5)(iv)

GSI Technology, Inc. Announces Final Results of Modified Dutch Auction Tender Offer

SUNNYVALE, CA — (Marketwired—August 12, 2014) — GSI Technology, Inc. (NASDAQ: GSIT) today announced the final results of its modified “Dutch Auction” self-tender offer for the purchase of up to $25 million of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, August 6, 2014.

GSI Technology has accepted for purchase an aggregate of 3,846,153 shares of its common stock at a final purchase price of $6.50 per share, for an aggregate cost of approximately $25 million, excluding fees and expenses related to the tender offer.  Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 10,466,830 shares were properly tendered and not properly withdrawn at a price of $6.50 per share. Since the offer was oversubscribed, the number of shares that GSI Technology accepted for purchase from tendering stockholders was prorated, based upon the proration procedures described in the offer to purchase (other than shares tendered by “odd lot” holders, which were not subject to proration and were accepted in full).

The aggregate number of shares purchased in the tender offer by GSI Technology represented approximately 14.0 percent of its issued and outstanding shares of common stock as of August 8, 2014.  Following settlement of the tender offer, GSI Technology has approximately 23.7 million shares of its common stock outstanding.

Computershare will promptly issue payment for shares validly tendered and accepted for purchase in accordance with applicable law. Shares tendered and not accepted for purchase will be returned promptly to stockholders by Computershare in accordance with the terms of the tender offer and applicable law.

Needham & Company, LLC acted as the dealer manager for the tender offer. The information agent for the tender offer is MacKenzie Partners, Inc., and the depositary is Computershare. Stockholders who have questions may call the information agent at (800) 903-3268.  Banks and brokers may call (212) 929-5500.

About GSI Technology

Founded in 1995, GSI Technology, Inc. is a leading provider of high-performance static random access memory, or SRAM, products primarily incorporated in networking and telecommunications equipment. Headquartered in Sunnyvale, California, GSI Technology is ISO 9001 certified and has worldwide factory and sales locations.  For more information, please visit www.gsitechnology.com.

GSI Technology, Inc.

Douglas Schirle

Chief Financial Officer

408-331-9802